

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2012

<u>Via Facsimile</u>
Kit Leong Low
Chief Financial Officer
Focus Media Holding Limited
Unit No. 1, 20th Floor, The Centrium
60 Wyndham Street
Central, Hong Kong

>   **Re: Focus Media Holding Limited**
>   **Amendment No. 3 to Form 20-F for Fiscal Year Ended December 31, 2010**
>   **Filed February 13, 2012**
>   **Responses dated March 22, 2012 and April 3, 2012**
>   **File No. 000-51387**

Dear Mr. Low:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2010</u>

<u>General</u>

<u>Risk Factors, page 7</u>

<u>Our Corporate Structure and Contractual Arrangements, page 55</u>

1. Please revise your Risk Factors section to include a separate risk factor discussing the possession and control over your corporate chops, seals or other controlling non-tangible assets. Disclose which entity holds these items and who maintains control over the use of any corporate chops. Explain the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets.

2. We note your response to comments 3 and 9 from our letter dated February 23, 2012. We note that your operating segments each contain only a single reporting unit under ASC 350. Please advise whether discrete financial information is available and reviewed by your chief operating decision maker for components of these operating segments, such as screens in differing locations or geographic areas, and if so, tell us why you are not considering these components to be separate reporting units. If not, please explain to us how you evaluate the profitability of advertising contracts for screens in different areas and whether there is significant variability in your revenues per screen depending on the location and exposure to customer traffic. Please also describe the basis for your belief that all screens included in a reporting unit have similar economic characteristics, using the guidance in ASC 350-20-35-36 and 280-10-50-11 in your response.

3. We note that you emphasize that only 4% of your operations use leases held by your PRC operating affiliates. However, we also note that most of your intangible assets are held by the operating affiliates or VIEs. Please also expand the Risk Factor on page 7 to include the impact on your consolidated business and operations if you were to lose access to the intangible assets currently held by the VIE. That is, how much of your revenue and profit may be lost if you were not able to enter into contracts using the name of the VIE or other intangible property held by the VIE.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Facsimile
        Chris Lin, Esq.
        Simpson Thacher & Bartlett LLP